Mail Stop 3561

December 29, 2008

Geoffrey A. Eisenberg
Chief Executive Officer
West Marine, Inc.
500 Westridge Drive
Watsonville, CA 95076-4100

> **Re:** **West Marine, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed April 4, 2008**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 22, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 29, June 28 and**
> **September 27, 2008**
> **Filed May 7, August 4 and November 4, 2008**
> **File No. 0-22512**

Dear Mr. Eisenberg:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 29, 2007

Item 1A. Risk Factors, page 4

1. We note the risk factor you include on page 10, which discusses the consequences of your failure to file your periodic reports in a timely manner. You state that your failure to timely file your periodic reports "*could* result in an event of default under [y]our credit facility" (emphasis added). Please revise to state in concrete terms whether such a default has occurred, the quantified consequences of such a default and whether the default can be cured or waived.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss business trends in your quarterly reports filed on Form 10-Q. For example, the trend disclosed in your 10-Qs that you are experiencing lower sales because of economic conditions. Considering your Form 10-K (on page 30) states that your primary source of liquidity has been cash flow from operations, please discuss the consequences such lower sales will have upon liquidity, your continued plans for expansion, if any, and any other relevant consequences. Discuss whether you expect these trends to continue and there impact on your business. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Further, please discuss in reasonable detail:

    - Economic or industry-wide factors relevant to your company, and
    - Material opportunities, challenges, and
    - Risk in short and long term and the actions you are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 30

3. We note the discussion you include under "Financing arrangements" and your $225 million credit facility. Please revise your disclosure to clearly explain how you determined that you had $91.8 million available for future borrowings. We note that you discuss the amount you currently have

       outstanding as well as the minimum revolving credit provision and the fact that $50 million of this amount is allocated to a sub-facility available for the issuance of commercial and stand-by letters of credit, however, the manner in which you arrived at this remaining balance could be stated with greater clarity.

Item 9A. – Controls and Procedures, page 63

4. We note your indication that you are in the process of implementing changes to your internal control over financial reporting as a result of the material weaknesses and deficiencies you identified. Where changes to your internal controls are ongoing, you should indicate when you expect to finish formalizing such policies. Please confirm that, in future filings, you will revise your discussion accordingly.

5. Considering you also state that your disclosure controls and procedures were ineffective as of December 29, 2007, please separately discuss the changes you are implementing, if different from those already discussed with respect to your internal controls, to remedy the deficiencies you identified.

Exhibit 31.1

6. Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please delete the word "quarterly" from paragraph 4(a). The last clause in the paragraph should read "particularly during the period in which this report is being prepared."

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 13

7. We note your disclosure on page 14 that total "compensation is allocated between cash and non-cash and short-term and long-term incentive compensation." Please clarify your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

8. Further, you make several references throughout your discussion to "benchmark information," "industry compensation surveys and publicly available sources" and information that you obtained from "peer companies." Where you use these terms, please clarify whether you are referring to the sources you list on pages 13-14 such as the "study of proxy statement data" or the "2006 Retail Compensation and Benefits Survey" or other sources or any combination of the former. Further, clarify whether you engage in benchmarking in setting compensation and, if so, please identify the

benchmark and its components, such as the companies that comprise the 2006 Retail Compensation and Benefits Survey. In this regard, we note your indication that you use "this benchmark information as a point of reference for compensation." See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Annual Cash Incentive Compensation, page 15

9. In the discussion of annual cash incentives, you indicate that they are awarded based on individual objectives. Please revise to elaborate upon how you arrived on these individual objectives. In addition, if the individual objectives are quantified, please specify those objectives. See Item 402 (b)(2)(v) of Regulation S-K.

10. We note that you have not provided the actual performance targets to be achieved to earn executive bonuses for 2007. We further note, however, that you disclose that the 2007 performance targets were "considered to be challenging, but achievable."   Please disclose your financial thresholds for 2007. See Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

11. We note that you also have not provided either a discussion concerning the actual quantitative terms of the performance targets or the difficulty of meeting those targets for 2008. Please disclose your performance targets for 2008 or, to the extent you believe disclosure of these targets are not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors.

12. We note that in 2008 operating earnings would need to exceed internal budgets by a "significant amount" in order for executives to reach the 100% bonus payout. Please elaborate upon how you will determine whether this threshold has been met and what discretion may be exercised in granting such bonuses given the lack of an objective performance target for purposes of reaching 100% bonus payout. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long-term Equity Incentive Compensation, page 17

13. We note your indication that the Commission approved a fixed amount of the recommended stock option awards in 2007. Please revise to elaborate upon how the fixed amounts were arrived at, including a discussion how the CVG data assisted you.

Severance and Change-in-Control Agreements, page 19

14. With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Executive Officers, page 21

15. Please revise to describe the business experience of Messrs. Moran and Japinga for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Management and Certain Beneficial Owners, page 36

16. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Franklin Resources, Inc., Thales Fund Management, L.L.C., Dimensional Fund Advisors, LP and Royce Associates, L.L.C. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Certain Transactions, page 37

17. We note that you have disclosed some transactions with related parties. However, it is not clear how these transactions are reviewed and approved. Please revise to describe your policies and procedures for review, approval, or ratification of related party transactions as required by Item 404(b) of Regulation S-K. In this regard, indicate whether any of the related party transactions you describe were reviewed in accordance with your procedures and, if not, state why they did not require such review. Please also confirm that all documents reflecting these transactions have been filed with the Commission or explain why they have not been filed.

Form 10-Q for Fiscal Quarters Ended March 29, June 28 and September 27, 2008

18. As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

*****

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director